UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2014

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

NORTEL INVERSORA S.A.

Item
1.	Press Release dated July 30, 2014 entitled “Nortel Inversora S.A. Announces Consolidated First Half Results for Fiscal Year 2014”	3

Nortel Inversora S.A. Announces Consolidated First Half Results for Fiscal Year 2014

BUENOS AIRES, Argentina, July 30, 2014 /PRNewswire/ — Nortel Inversora S.A. (NYSE: NTL) whose sole material activity is holding 54.74% of the capital stock of Telecom Argentina S.A. (“Telecom”) informs that Telecom has repurchased 15,221,373 of its own stock as of June 30, 2014. As a result, the political and economic rights of Nortel have increased to 55.60 % of Telecom’s outstanding stock as of such date.

Nortel announces consolidated income of Ps.$ 1.831 million for the six-month period ending June 30 of fiscal year 2014, of which Ps.$ 999 million correspond to Nortel as controlling shareholder.

Relevant matters

Summary of the Resolutions approved by the Ordinary and Extraordinary General Meeting held on April 29, 2014

The Ordinary and Extraordinary General Meeting held on April 29, 2014 resolved, among other items:

1.	to approve the Annual Report and Financial Statements as of December 31, 2013;

2.	to allocate the non-appropriated profit amount as of December 31, 2013, of Ps. $ 1,720 million, to the already existing “Voluntary Reserve for the Future Distribution of Dividends”, for the future distribution of dividends, authorizing the Board of Directors to approve the timing and amounts to be deducted from the Voluntary Reserve for the Future Distribution of Dividends, taking into account the Company’s future economic and financial conditions, and liquidity, and the subsequent distribution of such amounts as cash dividends.

3.	the appointment of the members of the Board of Directors to serve from the date of this Stockholders’ Meeting and for three fiscal years;

4.	the appointment of the members of the Supervisory Committee for fiscal year 2014.

Distribution of cash dividends

The Company’s Board of Directors, during its meeting held on May 28, 2014, decided to deduct an amount of Ps.$ 332 million from the “Voluntary Reserve for the Future Distribution of Dividends” and distributed such amount as cash dividends, of which Ps.$ 163 million correspond to Series “B” Preferred Shares and Ps.$ 169 million correspond to common stock. The above mentioned dividends were made available as from June 13, 2014.

(Financial Tables below)

Six Month Period of Fiscal Year ending December 31, 2014

(in millions of Argentine Pesos)

Consolidated Income Statement	June 2014	June 2013

Revenues and other income	15,615	12,726
Operating costs	(13,007)	(10,673)

Operating income	2,608	2,053
Financial results, net	162	214

Net income before income tax expenses	2,770	2,267
Income tax expense	(939)	(799)

Net income	1,831	1,468

Other comprehensive income, net of tax	233	29

Total comprehensive income for the period	2,064	1,497

Consolidated Balance Sheet	June 2014	June 2013

Current assets	8,405	9,836
Non-current assets	15,309	13,381

Total assets	23,714	23,217

Current liabilities	8,372	9,086
Non-current liabilities	2,094	2,029

Total liabilities	10,466	11,115

Equity attributable to Nortel	7,354	6,603
Equity attributable to non-controlling shareholders	5,894	5,499

Total equity	13,248	12,102

Total liabilities and equity	23,714	23,217

Ratios

Liquidity (a)	1.00	1.08
Indebtedness (b)	0.79	0.92

(a)	Current assets to current liabilities
(b)	Total liabilities to shareholders’ equity.

CONTACT: Maria Blanco Salgado, Market Relations, +54-11-4968-3631, mblancosalgado@ta.telecom.com.ar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: July 30, 2014	By:	/s/ María Blanco Salgado
		Name:	Maria Blanco Salgado
		Title:	Officer in Charge of Market Relations

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